March 30, 2016

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Adobe Systems Incorporated has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 4, 2016, which was filed with the Securities and Exchange Commission on March 30, 2016.

Respectfully submitted,

ADOBE SYSTEMS INCORPORATED

By:	/s/ MARK GARRETT
	Name:	Mark Garrett
	Title:	Executive Vice President and
Chief Financial Officer